Exhibit H-2

                             Proposed Form of Notice

     Unitil Corporation ("Unitil"), of 6 Liberty Lane West, Hampton, New Hampshire 03842- 1720, a registered holding company, has filed a post-effective amendment under Sections 6(b), 7, 9(a), 10 and 12(b) of the Public Utilities
Holding Company Act of 1935, as amended ("Act") and Rules 43, 45 and 52 thereunder to an application-declaration previously filed under the Act.

     On June 9, 2000, Unitil and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter"), Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp. ("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Concord, Exeter, Fitchburg, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries" or "Money Pool Participants") (Unitil and the Subsidiaries are collectively referred to as the "Applicants"), received approval under the Act from the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 6(b), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder with respect to
(i) short-term borrowing by Unitil, (ii) short-term  borrowings by Fitchburg and
(iii) the continued use of the system money pool ("Money Pool") by Unitil and the Money Pool Participants, pursuant to the Cash Pooling and Loan Agreement (the "Pooling Agreement") among Unitil and the Money Pool Participants dated as of February 1, 1985, as amended, Holding Co. Act Release No. 27182 (the "Order").

     Applicants now seek approval to increase Unitil's authorized short-term borrowing to $35 million from $25 million. Since the Commission issued the Order, Unitil reevaluated its financial needs and determined that the Company will require authority to issue up to $35 million in short- term debt to meet its financing needs prior to the completion of its 2001 long-term financing plans. As Unitil finalized its long-term financing plans for 2001, it determined that additional borrowing authority would be required to give it the financial flexibility needed to successfully complete its upcoming financing plans. Additionally, with rising energy costs, such an increase would assist it in meeting any short-term payment timing differences that may occur in the future related to energy supply costs. Unitil's Board of Directors authorized this short-term borrowing limit of $35 million on September 29, 2000.

     Any borrowings undertaken pursuant to this authorization will remain subject to the parameters set forth in the Order, except for the new aggregate limit of $35 million. Applicants are not requesting additional borrowing authority for Fitchburg.

     Unitil expects to use the proceeds derived from short-term bank borrowings authorized by this Commission pursuant to this application/declaration for: (i) loans or advances to Subsidiaries through the Pooling Agreement, (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, (iv) greater flexibility in financial planning and (iv) other general purposes.